Exhibit 99.2

Yalla Group Announces Appointment of Independent Director

DUBAI, UAE, Nov. 8, 2021 /PRNewswire/ — Yalla Group Limited (“Yalla” or the “Company”) (NYSE: YALA), the leading voice-centric social networking and entertainment platform in the Middle East and North Africa (MENA), today announced that Mr. Saeed Al Hamli, former Chief Executive Officer of Etisalat Egypt, has been appointed as an independent director to the board of directors (the “Board”), effective November 7th, 2021. Mr. Al Hamli will serve as a member of audit committee.

Mr. Al Hamli is an accomplished telecommunications executive with excellent leadership skills and extensive experience navigating challenging environments. He had held leading positions in Etisalat Group, a multinational Emirati-based telecommunications services provider, as CEO of Etisalat Egypt, and CEO of Etisalat Afghanistan. He was one of the early founders of Thuraya Satellite Telecommunications in 1997 and served in Thuraya in many roles, including Chief Commercial Officer. He is also the founder and CEO of Seattle Project Management Services, a service provider that embraces new technology trends by investing in and partnering with leading technology companies. Mr. Al Hamli received an Executive MBA from American University of Sharjah (AUS) in 2003 and a BSC in Electrical Engineering from Florida Institute of Technology (FIT) in 1991.

“We are very pleased to welcome Mr. Al Hamli to our Board. With his abundant leadership experience and telecommunications industry expertise, he will play a pivotal role at Yalla in terms of company oversight and governance,” said Tao Yang, Chairman of the Board and Chief Executive Officer. “I look forward to working with him and we are confident that he will make significant contributions toward Yalla’s efforts to provide better services to communities in the MENA region.”

“I am excited to take on this governance role on Yalla’s board, as the Company continues to improve its products and services with enhanced technology and cutting edge innovation. I look forward to working with the rest of the Board to further the Company’s mission,” said Mr. Al Hamli.

About Yalla Group Limited

Yalla Group Limited is the leading voice-centric social networking and entertainment platform in the Middle East and Northern Africa (MENA). The Company’s flagship mobile application, Yalla, is specifically tailored for the people and local cultures of the region and primarily features Yalla rooms, a mirrored online version of the majlis or cafés where people spend their leisure time in casual chats. Voice chats are more suitable to the cultural norms in MENA compared to video chats. The Company strives to maintain users’ equal status on its platform, thereby encouraging all users to freely communicate and interact with each other. The Company also operates Yalla Ludo, a mobile application featuring online versions of board games that are highly popular in MENA, such as Ludo and Domino. In-game real-time chats and Ludo chat room functions are popular social networking features among users. Through close attention to detail and localized appeal that deeply resonates with users, Yalla’s mobile applications deliver a seamless user experience that fosters a loyal sense of belonging, creating a highly devoted and engaged user community.

For more information, please visit: http://ir.yallatech.ae/

For investor and media inquiries, please contact:

Yalla Group Limited

Investor Relations

Kerry Gao – IR Director

Tel: +86-571-8980-7962

Email: ir@yallatech.ae

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: yalla@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: yalla@tpg-ir.com

SOURCE Yalla Group Limited

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